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                            March 23, 2022

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-3
                                                            Filed February 28,
2022
                                                            File No. 333-257934

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       General

   1. Please provide us with a legal analysis that details why you continue to qualify as a foreign private issuer
after moving your operations to North America. Refer to Rule 405 of Regulation C under
the Securities Act of 1933.
       Cover Page

   2. Please revise your cover page to disclose whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act and related regulations will affect your
 Bryan Bullett
Bit Digital, Inc
March 23, 2022
Page 2
       company. In addition, please add a cross-reference to where the determination announced by the PCAOB on December 16, 2021 and the Holdings Foreign Companies Accountable
       Act are discussed in greater detail.
Summary of Information, page 4

3. Please remove the second bullet point on page 6 that states "since the Company has no
       PRC subsidiaries in mainland China and has terminated the process to form one in mainland China, the Company is not subject to liquidity risks in mainland China." In this regard we note that the Summary of Information section is intended to contain a summary of material risks.
4. We note your disclosure on page 5 that "[n]otwithstanding the termination of [y]our bitcoin mining operations in China, [you] presently intend to continue [y]our limited administrative activities described above in China and Hong Kong through our Hong
       Kong subsidiaries, in order to take advantage of [y]our existing bitcoin mining relationships and continue to access the spot market and Chinese manufacturers of bitcoin mining equipment." Please disclose whether you may have difficulties in transferring cash to or from your Hong Kong subsidiaries and whether you could have difficulties transferring the bitcoin mining equipment from your Hong Kong subsidiaries to your other subsidiaries. In addition, address this risk in your risk factors section.
      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                           Sincerely,
FirstName LastNameBryan Bullett
                                                           Division of
Corporation Finance
Comapany NameBit Digital, Inc
                                                           Office of Finance
March 23, 2022 Page 2
cc:       Elliot H. Lutzker, Esq.
FirstName LastName